UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Buff Bake, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    Buff Bake, Inc. was formed on February 25, 2014 as a California limited liability company and was converted into a Delaware corporation on May 10, 2018.

Physical address of issuer
811 S Grand Avenue, Santa Ana, CA 92705

Website of issuer
www.buffbake.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of Securities equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFEs (Simple Agreements for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
March 24, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
The Company currently has six (6) employees.

	Most recent fiscal year-end 2018	Prior fiscal year-end 2017
Total Assets	$553,528	$1,044,944
Cash & Cash Equivalents	$50,166	$625,723
Accounts Receivable	$426,654	$203,238
Short-term Debt	$462,041	$119,311
Long-term Debt	$784,274	$500,000
Revenues/Sales	$2,536,240	$3,199,620
Cost of Goods Sold	$1,830,564	$2,399,636
Taxes Paid	$40,532	$48,316
Net Income	$(1,163,500)	$(728,317)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Chris Bernard
(Signature)

Chris Bernard
(Name)

CEO, Director and Chairman of the Board
(Title)

November 25, 2019
(Date)

/s/ Ryan Queen
(Signature)

Ryan Queen
(Name)

Vice President of Sales and Finance, Treasurer, Director
(Title)

November 25, 2019
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Chris Bernard
(Signature)

Chris Bernard
(Name)

CEO, Director and Chairman of the Board
(Title)

November 25, 2019
(Date)

/s/ Ryan Queen
(Signature)

Ryan Queen
(Name)

Vice President of Sales and Finance, Treasurer, Director
(Title)

November 25, 2019
(Date)

/s/ Brittany Boeckle
(Signature)

Brittany Boeckle
(Name)

Vice President of Production, Secretary, Director
(Title)

November 25, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

<p style="text-align:center">November 25, 2019</p>

<p style="text-align:center">Buff Bake, Inc.</p>



<p style="text-align:center">Up to $1,070,000 of Crowd SAFEs (Simple Agreements for Future Equity)</p>

Buff Bake, Inc. ("**Buff Bake**," the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe Units of SAFEs (Simple Agreements for Future Equity) of the Company (the "**Securities**"). Purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Amount and up to $1,070,000 under Regulation CF from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted under Regulation CF on a best-efforts basis, and the Company must raise an amount equal to or greater than the Target Amount by March 24, 2020 (the "**Offering Deadline**"), otherwise, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The rights and obligations of the holders of the Securities are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, a prospective Investor must complete the purchase process through the Company's intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. Do not invest any funds in this Offering unless able to afford to lose the entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any of the Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any document(s) or literature related to this Offering.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or to changes in our expectations.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Exchange Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.buffbake.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/buff-bake.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide any potential Investors with information different from that contained in this Form C. We are offering to sell, and seeking

offers to buy, the Securities only in jurisdictions where offers and sales are permitted. Assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate this Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Buff Bake, Inc. was formed on February 25, 2014 as a California limited liability company and was converted into a Delaware corporation on May 10, 2018.

The Company is located at 811 S Grand Avenue, Santa Ana, CA 92705.

The Company's website is www.buffbake.com.

The Company conducts business in the United States of America, Canada, Australia, and the Middle East.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the Intermediary's website under https://www.republic co/buff-bake and is attached as **Exhibit D** to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of units of Crowd SAFE being offered	$25,000
Total number of units of Crowd SAFE outstanding after Offering if Target Amount met	25,000[*]
Maximum amount of units of Crowd SAFE being offered	$1,070,000
Total number of units of Crowd SAFE outstanding after Offering if Maximum Amount met	1,070,000[*]
Purchase price per Security	$1.00
Minimum investment amount per Investor	$100[+]
Offering Deadline	March 24, 2020

Use of proceeds	See the description of the use of proceeds on page 20 hereof.	
Voting Rights	See the description of the voting rights on page 32.	

* The number of Securities represented is not inclusive of the commission to the Intermediary, as set forth below, which may result in an increase in Securities issued and outstanding, proportionally.

+ The Company reserves the right to amend the minimum investment amount required per Investor, in its sole discretion.

The Offering is being made through the Intermediary's portal. The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of six percent (6%) cash commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive two percent (2%) of the Securities being issued in this Offering.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will also receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which to evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

To date, the Company has not become profitable and relies on external financing to fund its operations.

The Company is a startup company. Since inception, the Company has relied upon issuances of securities to fund operating losses. The Company has previously achieved profitable results but is not currently profitable and will incur additional costs prior to once again becoming profitable, if ever. These matters raise substantial doubt about the Company's ability to continue as a going concern.

While the Company intends to again become profitable in the future, it cannot assure when or if it will be able to do so. If the Company fails to raise the Minimum Amount in this Offering or fail to execute its business plan successfully, then the Company will need to raise additional capital in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly the Company can reach profitability on its operations. No assurance can be given that the Company will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to the Company. If the Company is not able to raise additional capital, it will likely need to curtail its expansion plans or possibly cease operations.

If the Company raises additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on the Company's operations. The Company is also limited by how much debt it may incur outside of the ordinary course of business. Pursuant to the note purchase agreements by and among the Company and certain investors, the Company may not incur any indebtedness to any person in excess of five hundred thousand dollars ($500,000) other than trade debt incurred in the ordinary course of business, without the prior written consent of convertible note holders holding a majority of outstanding principal amount of the notes. If the Company raises additional funds through collaborations and licensing arrangements, it might also be required to relinquish significant rights to product candidates or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or our research development and commercialization activities. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company's business and operations are sensitive to general business and economic conditions in the United States.
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: a recession, downturn or otherwise, local competition or changes in consumer taste. Such adverse conditions could be substantial and could have a material adverse effect on the Company's results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

If certain conditions are met, the Company may be obligated to repurchase securities of the Company from a certain holder.
Pursuant to a side letter between the Company and the holder of a certain convertible promissory note in the principal amount of $500,000, in the event that the Company (i) materially changes its principal line of business or (ii) starts producing products with drugs or controlled substances, such holder has the right to sell back its equity in the Company to the Company at a price equal to the then fair market value of the Company, payable by the Company over 18 months. In such event, there is no guarantee that the Company will be able to fulfill such repurchase obligations or that the proceeds of this Offering will not be used, in whole or in part, to fulfill such repurchase obligations.

Our agreement with Kickfurther could result in significant financial harm to our business.
On August 16, 2019, the Company and Ouiby Inc. d/b/a Kickfurther ("**KF**") entered into that certain Kickfurther Consignment Agreement (the "**Consignment Agreement**"), pursuant to which the Company agreed, among other things, (i) to use the services of KF to raise a total of $69,760.00 (the "**Target Raise Amount**") to purchase certain goods (the "**Consignment Inventory**") and (ii) as consignee, to sell the Consignment Inventory on behalf of KF. In connection with and as consideration for the Company's entering into the Consignment Agreement and performing its services thereunder, KF provided the Company with a loan in the principal amount of $75,150.00, evidenced by a promissory note (the "**KF Note**") issued by the Company to KF as of the same date. As consideration for the Company's services to be performed under the Consignment Agreement, the amounts otherwise payable to the Company thereunder will be applied to the outstanding balance owed by the Company under the Note until such

amount is fully paid, in addition to various additional costs for which the Company must pay in connection with the Consignment Agreement. The Consignment Agreement also provides that KF shall retain title to and a security interest in the Consignment Inventory, or its proceeds, that are the subject of the Consignment Agreement, including through the filing of a UCC-1 lien. The Consignment Agreement provides KF with certain rights in the event the Company fails to satisfy its obligations under the Consignment Agreement, including, without limitation, (i) significant monetary penalties in the event of nonpayment of any amounts owed by the Company thereunder and (ii) the right of KF to directly debit from the Company's bank account any payments owed by the Company and not timely paid. In the event the Company breaches or otherwise fails to satisfy any of its obligations under the Consignment Agreement or an event of default occurs under the KF Note and KF exercises any of its rights under either agreement, it could have a material adverse effect on our business. To the extent such an event occurs, there is no guarantee that the proceeds of this Offering would not be used, in whole or in part, to fulfill such obligations.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The Federal Communications Commission and/or congress may attempt to change the classification of or change the way that our online content is regulated and/or change the framework under which Internet service providers are provided safe harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

The Company may be adversely affected if found to have been non-compliant with the Food and Drug Administration regulations because of its employees, suppliers, or contractors.
Our products and the marketing of our products must be compliant with Food and Drug Administration ("**FDA**") regulations. The Company trusts its employees and contractors with ensuring that the Company's labels and website are FDA compliant and factually accurate. If contractors manufacturing our products fail to satisfy FDA safety standards, the Company could be adversely affected and subject to harsh penalties.

The Company depends on suppliers and contractors to meet its regulatory and contractual obligations to its customers and conduct its operations.
Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with FDA or customer requirements in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if a contractor or a supplier of the products' ingredients do not meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component.

The products may utilize ingredients available from limited sources. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing contractor could delay shipments of completed products to us adversely affecting our business and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop necessary personnel who have needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face

intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize their products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality control plays an essential role in determining and meeting customer requirements, improving and maintaining the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality control program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, and regulatory penalties, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company relies on various intellectual property rights, including trademarks, in order to operate its business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We may also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

From time to time, third parties may claim that one or more of our products infringe their intellectual property rights.
Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign affected products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of such products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that the Products infringe third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and

resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Risks Related to the Securities

The SEC does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
Investors should not rely on the fact that our Form C is accessible through the SEC's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from registration under applicable federal and state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions with respect to securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. Proposed investors may not have the opportunity, as part of their investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that a proposed Investor's desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that an Investor's investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While an Investor has the right to cancel its investment in the event the Company extends the Offering Deadline, if an Investor chooses to reconfirm its investment, the Investor's investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to the Investor without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to the Investor.

The Company may also end the Offering early. If the Offering reaches its Target Amount after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investors 5 business days prior to the end of the Offering. This means a proposed Investor's failure to participate in the Offering in a timely manner may prevent such proposed Investor from being able to participate. It also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
It is important to be aware of the long-term nature of this investment. There is not now, and there likely will never be, a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that an Investor might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such

rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent financings.
The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to its existing investors, including the holders of Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible notes outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.
In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities, which are materially different from the equity securities being issued to new investors at the time of conversion, including, but not limited to, liquidation preference, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company. The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities, is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities

should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.
In the event of the dissolution or bankruptcy of the Company, the holders of Securities that have not been converted will be entitled to distributions as described in the Crowd SAFE agreement. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any preferred stock holders, have been paid in full. Neither holders of Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the Offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Legal Matters
Any prospective Investor should consult with their own counsel and advisors in evaluating an investment in the Offering.

Additional Information
The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
With a goal of consuming products that taste great while providing the body with the fuel it needs, Buff Bake has re-created the best version of our favorite snacks. We have removed the bad and replaced it with the benefits of protein, less sugar, and clean ingredients that puts taste before all else!

Business Plan
Buff Bake produces "better-for-you" gluten free snacks enhanced with protein. Our products are delicious tasting treats that seek to debunk the myth that just because food is good for you doesn't mean it has to taste bad. We sell both directly to consumers and online, as well as wholesale to various retailers across the globe. Our business is growing and we need the ability to invest in additional products, fund marketing initiatives to drive sell-through, and to invest in research and development for future product innovation.

The Company's Products and/or Services

Product / Service	Description	Current Market
Crunchy Protein Cookie	Crunchy protein cookie sandwich with a nut butter filling available in five flavors.	Sold on Amazon, in 7-Eleven, Whole Foods, Sprouts and many more, also sold directly-to-consumers. Targeted at those seeking a better-for-you gluten free snack that features the benefit of protein, low sugar, and clean ingredients free of artificial anything.
FuelBar +MCT	A better bar, featuring delicious healthy fats, plant based protein and the brain boosting power of MCT Oil. Available in 3 flavors.	Sold on Amazon and directly-to-consumers, currently under review with several retailers. Built for those seeking a great tasting low carb, low/no sugar, snack that is keto friendly.

Competition
The Company considers brands such as Lenny and Larry's, Quest, Monk Pack, Perfect Keto, and Kiss my Keto to be its competitors.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors should independently research the Company's industry to learn about its prospects and competition.

Customer Base
Our customer base extends from those looking for a fast snack pre/post workout, to the entire family seeking a healthy alternative to their snacking dessert or as a meal replacement.

Supply Chain
Our Vice President of Production currently manages vendor relationships, segments of the supply chain and the ordering of all packaging materials for the Crunchy Protein Cookies. Our manufacturing partner manages the ordering of all raw materials for the Crunchy Protein Cookies (not including packaging), but the Company is currently exploring a relationship with a new gluten-free manufacturer in order to improve quality and efficiencies, and reduce the cost of goods.

We rely on one manufacturer for all of the raw materials and packaging for our FuelBars.

Intellectual Property
The Company has trademarks on the Company name, a logo, and brand slogan.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
4644486	Bakery goods; muffins, in class 30 (U.S. CL. 46)	BUFF BAKE	04/07/2014	11/25/2014	United States
4776573	Nut-based spread; peanut spread, in class 29 (U.S. CL. 46)	Stylized images of a barbell and spoon in a crisscross configuration	11/21/2014	07/21/2015	United States
4776577	Nut-based spread; peanut spread, in class 29 (U.S. CL. 46)	SPREAD THE FIT	11/21/2014	07/21/2015	United States
87960542	Baked goods, namely, crumbles; cookies; protein cookies	FUEL FOR ALL	06/13/2018	11/27/2018	United States

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting expenses of the Offering will be used as follows:

We plan to use the proceeds from the Offering after meeting expenses to increase the Company's marketing budget in order to get more of our products into the hands of consumers. This includes spending more on social media advertising, more frequent in-store demo's, and coupon promotions at the store level. On the sales side, we plan to hire an additional sales & merchandising representative for on the ground store-to-store visits concentrating mostly on convenience stores in Southern California along with future expansion. Lastly, we are looking to purchase additional product packaging, raw materials, and finished goods in bulk in order to leverage larger discounts from manufacturers and to have more inventory on-hand for sales opportunities as they arise. This will also help us stay better stocked on Direct-to-Consumer and Amazon channels. The chart below helps enumerate how we intend to use the proceeds of this Offering.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Sales	25.00%	$6,250	25.00%	$267,500
Marketing	25.00%	$6,250	25.00%	$267,500
Product/Supply Chain/Research and Development	35.00%	$8,750	35.00%	$374,500
Team Expansion	9.00%	$2,250	9.00%	$96,300
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Chris Bernard	Chief Executive Officer; Chairman of the Board	Sales, Marketing, and Investor Relations	Bachelor Degree in Business Marketing, Iona College
Ryan Queen	Vice President of Sales and Finance; Treasurer, Director	Sales, Finance, and Team Management	Bachelor Degree in Business and Finance, University of Colorado
Brittany Boeckle	Vice President of Production; Secretary, Director	Production and Supply Chain Management	High School Diploma, Trade School

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has six (6) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of Security	Common Stock
Amount Outstanding	900,000 shares
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	Approximately 83.96%, assuming all outstanding notes converted prior to a qualified financing and using the trailing twelve-month net revenue of the Company as of June 30, 2019.

Type of Security	Convertible Promissory Notes
Amount Outstanding	$773,268.51, representing principal and accrued interest as of November 25, 2019.
Interest Rate	8% simple interest annually
Description of Collateral	None
Conversion Rate	Because the notes have matured, the holders may elect to convert the notes into shares of the then-most senior equity securities of the Company at a valuation equal to the lesser of (i) $8.5 million or (ii) three times the Company's trailing twelve months net revenue. Upon a change of control, the holders may elect to (i) receive an amount equal to 1.5x the principal amount of the notes or (ii) convert into shares of the then-most senior equity securities of the Company at a valuation equal to the lesser of (A) 80% of the per share price received in the change of control transaction or (B) the quotient of $10.5 million divided by the fully-diluted capitalization of the Company at such time. Any conversion of the notes into equity will be into the then senior-most class of equity securities of the Company with all rights afforded to the noteholders under the note purchase agreement by and among the Company and the noteholders.
Voting Rights	No voting rights until conversion; any securities issued upon conversion will have identical voting rights to the securities issued in a qualified financing.
Other Material Terms*	The Company may not incur debt in excess of $500,000 (other than trade debt incurred in the ordinary course of business) without the consent of the holders of notes

	representing a majority of the aggregate principal amount of the convertible notes outstanding. The note holders have standard information rights.
Maturity Dates	November 20, 2018 – September 23, 2019
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF⁺	The Company may choose to issue more convertible notes, thereby diluting any equity securities issuable upon conversion of the Securities. Additionally, the convertible notes may convert into common or preferred shares of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	Approximately 9.71% of the Company, assuming the notes converted prior to a qualified financing and using the trailing twelve-month net revenue of the Company as of June 30, 2019.

* Pursuant to a side letter with the Company, in the event that: (i) the Company materially changes its principal line of business; or (ii) the Company starts producing products with drugs or controlled substances, a certain note holder holding a convertible note representing a principal amount of $500,000, has the right to sell back its equity in the Company to the Company at a price equal to the then fair market value of the Company, which amount is payable over 18 months by the Company. In addition, pursuant to a master side letter between that certain note holder and the Company, the note holder has information rights to (i) quarterly unaudited financials, (ii) annual projections and budget, (iii) monthly progress reports, and (iv) sufficient information for the noteholder to prepare its tax returns.

+ Pursuant to a side letter with the Company, that certain note holder holding a convertible note representing a principal amount of $500,000 has the right to purchase 33% of all future offerings of securities of the Company until such time as the note holder has purchased $1.5 million in new securities.

Type of Security	Convertible Promissory Note
Amount Outstanding	$167,163.53, representing principal and accrued interest as of November 25, 2019
Interest Rate	2.5% simple interest annually
Conversion Rate	Upon a qualified financing (defined as the sale of at least $1 million of preferred stock in an equity financing round), then the outstanding balance automatically converts at a conversion price equal to the price paid by investors in the qualified financing. Following the maturity date, if a qualified financing has not previously occurred, the note automatically converts into shares of the then-most senior equity securities of the Company at a valuation equal to three times the Company's trailing twelve months net revenue. Upon a change of control, the Company pays the holder the greater of (i) the principal amount of the note plus accrued interest or (ii) the amount the holder would have received had the note converted into common stock at a valuation equal to three times the Company's trailing twelve months net revenue. In connection with a non-qualified financing, the holder has the right to convert the outstanding balance under

	the note into the same class of securities sold in the non-qualified financing at a conversion price equal to the per share price paid by the investors in the non-qualified financing.
Voting Rights	The note will either convert at a qualified financing and have voting rights identical to the securities sold in the qualified financing or convert at maturity into the then senior-most class of security of the Company, with all voting rights associated with such class.
Other Material Terms	This note and the future note described below, if issued, are in lieu of commissions otherwise payable by the Company under a brokerage agreement until the earlier to occur of (i) November 1, 2020, (ii) the termination of the broker agreement or (iii) such time as the broker receives $500,000 in the aggregate. Commissions ("**Commissions**") accrue at the rate of the greater of (1) $12,500 per month, or (2) actual commissions earned, provided that such Commissions will cease at the termination of the brokerage agreement. The purchase agreement for the note provides for the issuance of a second note on November 1, 2020, in the principal amount equal to outstanding Commissions.
Maturity Date	Open
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Company may choose to issue more convertible notes, thereby diluting any equity securities issuable upon conversion of the Securities. Additionally, the note (and the future note, if issued) may convert into common or preferred shares of the Company, thus diluting any shares issuable upon conversion of the Securities and potentially with more favorable rights and preferences.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	Approximately 2.1% of the Company, assuming the note matured and converted prior to a qualified financing and using the trailing twelve-month net revenue of the Company as of June 30, 2019.

Type of Security	Convertible Promissory Note
Amount Outstanding	$266,821.92, representing principal and accrued interest as of November 25, 2019
Interest Rate	8% simple interest annually
Conversion Rate	Upon a qualified financing (defined as the sale of at least $1 million of preferred stock in an equity round led by institutional, venture capital, private equity or strategic investors) the note shall automatically convert into shares of the then-most senior equity securities of the Company at a valuation equal to the lesser of (i) 80% of the per share price received in the change of control transaction or (ii) the quotient of $10.5 million divided

	by the fully-diluted capitalization of the Company at such time. Following the maturity date, if a qualified financing has not occurred, the holder may elect to convert the note into shares of the then-most senior equity securities of the Company at a valuation equal to the lesser of (i) $8.5 million or (ii) three times the Company's trailing twelve months net revenue. Upon a change of control, the holders may elect (i) to be paid an amount equal to 1.5x the principal amount of the note or (ii) convert into the then-most senior equity securities of the Company pursuant to the conversion rate described above for a qualified financing. In connection with a non-qualified financing, the holder has the right to convert the outstanding balance under the note into the same class of securities sold in the non-qualified financing at a conversion price equal to 80% of the per share price paid by the investors in the non-qualified financing. Any conversion of the notes into equity will be into the then senior-most class of equity securities of the Company with all rights afforded to the noteholder under the note purchase agreement by and between the Company and the noteholder.
Voting Rights	No voting rights until conversion; any securities issued upon conversion will have identical voting rights to the securities issued in a qualified financing.
Other Material Terms	The Company may not incur debt in excess of $500,000 (other than trade debt incurred in the ordinary course of business) without the consent of the holders of notes representing a majority of the aggregate principal amount of the convertible notes outstanding. The note holders have standard information rights.
Maturity Date	January 22, 2020
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Company may choose to issue more convertible notes, thereby diluting any equity securities issuable upon conversion of the Securities. Additionally, the convertible notes may convert into common or preferred shares of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	Approximately 3.35%, of the Company, assuming the note matured and converted prior to a qualified financing and using the trailing twelve-month net revenue of the Company as of June 30, 2019

Type of Security	Conditional Equity Grant Agreement
Amount Outstanding	0.875% of the Company on a fully diluted basis

Conversion Rate	The grantee has the right to receive up to 3.5% of the Company's fully-diluted capitalization (based on performance milestones tied to authorization of the Company's products in a certain number of stores). Granted equity will be measured and issued upon a qualified financing of at least $1 million of preferred stock in an equity financing round led by institutional, venture capital, private equity or strategic investors. If no qualified financing occurs, there is no obligation to issue the equity.
Voting Rights	No voting rights until grant conditions are fully met; any securities granted will have identical voting rights to the securities issued in the qualified financing that triggers such grant.
Other Material Terms	Pursuant to a side letter with the Company, the grantee has the right to purchase up to 5% of the fully-diluted capitalization of the Company. This right terminates on the earlier of (i) the grantee exercising its right to purchase up to 5% of the fully-diluted capitalization of the Company in new securities as to the full 5%, or (ii) January 20, 2022. Pursuant to a master side letter with the Company, the grantee has information rights to (i) quarterly unaudited financials, (ii) annual projections and budget, (iii) monthly progress reports, and (iv) sufficient information for the noteholder to prepare their tax returns.
Maturity Date	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The conditional equity agreement gives the grantee up to 3.5% of the Company on a fully diluted basis based on certain conditions being met.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	Approximately 0.875% of the Company, assuming that the grant converted as if there was a qualified financing of the Company.

The Company has the following debt outstanding:

Type of Debt	Promissory Note*
Amount Outstanding	$75,150
Interest Rate	12% per annum if any sum due is not paid within 15 calendar days of the due date.
Repayment Terms	Except upon the occurrence of a default or other certain events, the principal balance of this promissory note is payable upon demand of the holder.
Description of Collateral	The promissory note is issued pursuant to a consignment agreement by and between the Company and the holder of the promissory note. Pursuant to the consignment agreement, the inventory purchased with the loan is subject to a UCC-1 lien.
Other Material Terms	None

* For more information on the risks related to this promissory note, please see the Risk Factor entitled "**Our agreement with Kickfurther could result in significant financial harm to our business.**"

Please see our financial disclosures in Exhibit C for further details on current liabilities.

Ownership
A majority of the Company is owned by Ryan Queen and Brittany Boeckle.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Ryan Queen	333,000 shares of common stock	37%
Brittany Boeckle	270,000 shares of common stock	30%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Buff Bake was formed on February 25, 2014 as a California limited liability company and was converted into a Delaware corporation on May 10, 2018. Buff Bake is headquartered in Santa Ana, CA. The Company is a health snack company with a goal of producing products that taste great while providing your body with the fuel it needs. Buff Bake has re-created several popular snacks in the form of healthier alternatives that are gluten-free and enhanced with protein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash comes from revenue selling the Company's products.

As of October 1, 2019, the Company had $34,991.67 in aggregate cash and cash equivalents. These funds, combined with our accounts receivable, will take us into the end of the first quarter of 2020.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company's current sources of capital include customer revenues and the proceeds from this Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any capital expenditures. Instead, the Company intends to make operating expenditures by purchasing large quantities of raw materials, including packaging and film.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used
Convertible Note	$150,000	1 Convertible Note	Satisfaction of debt	October 1, 2019	Section 4(a)(2)
Conditional Equity Grant*	Up to 3.5% of the Company on a fully diluted basis	1 Conditional Equity Grant	Market expansion	June 14, 2018	Section 4(a)(2)
Convertible Notes	$925,000	4 Convertible Notes	General working capital	November 20, 2017	Rule 506(b) of Regulation D

* Please see the table titled "Conditional Equity Grant" in the section titled "Capitalization" for more information.

THE OFFERING AND THE SECURITIES

The Offering

The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**"), and is offering up to $1,070,000 of the Securities (the "**Maximum Amount**"). The Company must receive commitments from Investors in an amount totaling or exceeding the Target Amount by March 24, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to end or extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to the Maximum Amount and the additional Securities will be allocated at the Company's discretion.

In order to purchase the Securities, a proposed Investor must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with Prime Trust LLC until the Target Amount of investments is reached. Investors may cancel an investment commitment at any time until 48 hours prior to the Offering Deadline or the closing of the Offering, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event an amount equal to two (2) times the Target Amount is reached prior to the Offering Deadline, on such date (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b) (the "**Closing Date**")), the Company may conduct the first of multiple closings of the Offering early, provided all Investors will receive notice of the new Offering deadline at least five (5) business days prior to such new Offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until forty-eight (48) hours before the new Offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Closing Date. The Company may only conduct another close before the Closing Date if (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, and (ii) more than twenty-one (21) days remain before the Closing Date.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The price of the Securities was determined arbitrarily. The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100.00, subject to adjustment, in the Company's sole discretion.

Subscription agreements are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The Offering is being made through the Intermediary. Upon a successfully completed closing of the Offering, Securities will be delivered to accepted Investors via email and made available to Investors on the Intermediary's portal. The Securities will not be delivered to the Investors until the Intermediary has had time to complete a final account of the Offering and the subscription agreements.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The following two fields below set forth the compensation to be paid to the Intermediary in connection with the Offering.

Commission/Fees
6.0% of the amount raised in this Offering.

Stock, Warrants and Other Compensation
2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
Each proposed Investor should review our organizational documents and the Crowd SAFE Agreement in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the Target Amount is sold), our authorized capital stock will consist of 1,000,000 shares of common stock, par value $0.0001 per share, of which 900,000 shares of common stock will be issued and outstanding.

Not Currently Equity Interests
The Securities are not equity interests in the Company and merely provide a right to receive equity or cash consideration at some point in the future, contingent upon the occurrence of certain events.

Dividends
The Securities do not entitle Investors to any dividends.

Conversion
Upon each future equity financing resulting in proceeds to the Company greater than $1,000,000 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such Equity Financing except (1) they do not provide for the right to vote on any matters except as required by law, (2) they require holders to vote in accordance with the majority of the new money investors in such future Equity Financing with respect to any such required vote, and (3) they do not provide for any inspection or information rights (other than those required by law). The Company has no obligation to convert the Securities in any future financing or at all.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient obtained by dividing (1) $8,500,000 by (2) the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above shall be deemed the "**First Financing Price**" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an IPO of the Company or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,500,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata Rights of Major Investors
Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $25,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000), of such, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Conversion Rights of Major Investors
Each Major Investor shall have a right to convert, in its sole discretion, any Securities then held by such Major Investor upon the closing of the first Equity Financing into a number of shares of CF Shadow Series of capital stock calculated by dividing the aggregate Purchase Amount of the Securities held by such Major Investor by the First Financing Price.

Dissolution
If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of common stock upon a Dissolution Event and (iii) and all holders of common stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares of CF Shadow Securities to the Investors pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the holders of Securities pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company has a voting and shareholder agreement in place with current holders of its common stock. The agreement regulates the election of the board of directors, actions requiring a supermajority vote of the board of directors, related-party transaction restrictions, and certain tag-along, drag-along, inspection, and confidentiality rights and obligations.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events can dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an initial public offering, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such initial public offering.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE,

OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted transactions with related persons.

EXHIBIT B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "**ESCROW AGENT**") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. In reading and considering this Form C, it is important to understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, it is important to be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

BUFF BAKE, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Buff Bake, Inc
Huntington Beach, CA

We have reviewed the accompanying financial statements of Buff Bake, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 4, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

BUFF BAKE, INC
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

_____

	2018	**2017**
ASSETS		
CURRENT ASSETS		
Cash	$ 50,166	$ 625,723
Accounts Receivable	426,654	203,238
Prepaid Expenses	1,832	-
Deposits In transit	8,773	4,011
TOTAL CURRENT ASSETS	487,425	832,973
NON-CURRENT ASSETS		
Inventory	61,160	206,171
Fixed Asset	33,320	33,320
Accumulated Depreciation	(28,377)	(27,520)
TOTAL NON-CURRENT ASSETS	66,103	211,971
TOTAL ASSETS	553,528	1,044,944
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	313,505	92,369
Accrued Payroll Liability	148,536	26,942
TOTAL CURRENT LIABILITIES	462,041	119,311
NON-CURRENT LIABILITIES		
Convertible Notes Payable	784,274	500,000
Accrued Interest	49,524	4,444
TOTAL LIABILITIES	1,295,839	623,755
SHAREHOLDERS' EQUITY		
Common Stock (1,000,000 shares authorized;	90	90
900,000 issued; $0.0001 par value)		
Additional Paid in Capital	247,259	247,259
Retained Earnings (Deficit)	(989,661)	173,839
TOTAL SHAREHOLDERS' EQUITY	(742,312)	421,188
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 553,528	$ 1,044,944

BUFF BAKE, INC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Income		
Sales, Net	$ 2,536,240	$ 3,199,620
Cost of Goods Sold	1,830,564	2,399,636
Gross Profit	705,677	799,985
Operating Expense		
Payroll	536,798	423,585
General & Administrative	492,014	542,569
Advertisement	379,633	241,647
Professional Services	303,902	203,462
Rent	67,343	66,182
Depreciation	857	200
	1,780,547	1,477,645
Net Income from Operations	(1,074,870)	(677,660)
Other Income (Expense)		
Interest Expense	(48,099)	(4,444)
State and Local Taxes	(40,532)	(48,316)
Gain on Disposal of assets	-	2,102
Net Income	$ (1,163,500)	$ (728,317)

BUFF BAKE, INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (1,163,500)	$ (728,317)
Change in Accounts Payable	218,874	64,942
Change in Accounts Receivable	(223,416)	89,695
Change in Payroll Liabilities	121,593	21,269
Change in Rent Deposit	201	(201)
Change in Inventory	145,011	420,687
Change in Prepaid Expense	(1,832)	-
Change in Accrued Taxes Payable	2,061	-
Change in Deposits in transit	(4,762)	(4,011)
Net Cash Flows From Operating Activities	(905,768)	(135,937)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	-	25,337
Accumulated Deprecation	857	(31,137)
Net Cash Flows From Investing Activities	857	(5,800)
Cash Flows From Financing Activities		
Issuance of Convertible Notes	284,274	500,000
Accumulated Interest Payable	45,079	4,444
Issuuance of Common Stock	-	90
Additional Paid In Capital	-	48,000
Net Cash Flows From Investing Activities	329,353	552,534
Cash at Beginning of Period	625,723	214,926
Net Increase (Decrease) In Cash	(575,558)	410,797
Cash at End of Period	$ 50,166	$ 625,723

BUFF BAKE, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

_____

| | Common Stock | | Common Stock | | Additional Paid | Retained Earnings | Total Stockholders' |
	Number	Amount	Number	Amount	in Capital		Equity
Balance at December 31, 2016		$ -		$ -	$ -	$ 902,156	$ 902,156
Issuance of Stock				90	247,259		247,349
Net Income						(728,317)	(728,317)
Balance at December 31, 2017	-	$ -		$ 90	$ 247,259	$ 173,839	$ 421,188
Issuance of Stock					-		-
Net Income						(1,163,500)	(1,163,500)
Balance at December 31, 2018	-	$ -	-	$ 90	$ 247,259	$ (989,661)	$ (742,312)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Buff Bake, Inc. ("the Company") is a corporation organized under the laws of Delaware and domiciled in California. The Company operates as a food and beverage provider, specializing in sport nutrition and fitness food products.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company has liabilities exceeding total assets and recorded net losses of $1,163,501 in 2018 and $728,317 in 2017.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise additional funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through November 4, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated the need for dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue, Net

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Revenue is net of returns in amounts of $14,677 in 2018 and $55,867 during 2017.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

In 2017, the company disposed a portion of its fixed assets that resulted in a gain of $2,102.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2020 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2019- $5,848 per month
2020- $5,848 per month

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the

6

counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2018 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and California.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2017 and 2018, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Convertible Notes Payable"). The notes accrue interest at the rate of 8% per annum and are payable at a future date to be determined by management. During 2018 and 2017, the Company capitalized approximately $49,524 in interest related to the Notes. The Notes are convertible into common stock under certain predetermined conditions at a ratio of $1 of common stock at fair value for each $1 of debt converted.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 4, 2019, the date that the financial statements were available to be issued.

In 2019, the company issued a convertible notes payable for $250,000 and $144,000 in exchange for cash for the purpose of funding continuing operations. The notes accrue interest at the rate of 8% and 2.5% respectively. The notes are convertible into common stock under certain predetermined conditions at a ratio of $1 of common stock at fair value for each $1 of debt converted.

In 2019, the company signed a consignment agreement which imposes financials obligations in excess of $70,000 to be paid out according to the terms of the agreement.

EXHIBIT D
Offering Page found on Intermediary's Portal.

 

Company Name	Buff Bake

Logo	

Headline	Protein has never tasted so good

**Cover
photo**



Hero Image



Tags   Food, Lifestyle, B2C, Consumer Goods

Pitch text

Summary

- Adding healthy and nutritious benefits to traditional snacks
- Well-positioned in growing $700 billion market
- Over $1M raised from well-respected strategic investors
- 250K+ engaged social media followers & influencers, 1M+ monthly impressions
- Growing distribution & velocity w/ key partners like 7-Eleven & Whole Foods
- Highly acquisitive brand platform to integrate into a major CPG Portfolio

Problem

Americans love to snack but we don't snack healthy, and most of the time we don't realize it

We often don't always realize it because of misleading benefit-branding and complicated nutritional panels. 94% of Americans snack daily but for many, snacktime is not always healthy. This is contributing to the rising levels of obesity in the U.S, especially amongst 20-39 year olds. A serious change needs to be made in how Americans snack and it's time to move away from products that are high in sugar, fructose corn syrup, and artificial ingredients.

While alternative healthy foods are available, they often lack the taste we crave at snacktime. There's a big opportunity to create benefit based alternatives that support healthy living without sacrificing delicious taste.

Current "healthy" alternatives are falling short



The brands currently sold in these categories are struggling to find the balance between great taste and better-for-you benefits. The days of having to compromise taste for benefits is over.

Solution

Buff Bake: Healthy, delicious snacks that appeal to the masses


buff bake
BUILDING A BETTER SNACK...
PROTEIN PACKED
LOW IN SUGAR
GLUTEN FREE
ALWAYS DELICIOUS!


PROTEIN
CRUNCHY COOKIES
PROTEIN HAS NEVER TASTED SO GOOD!

Buff Bake takes traditional snacks and transforms them into healthy, protein-rich and gluten-free treats that benefit, not harm our health. Lower in sugar and clean labels help us to snack without the guilt. Our products are all natural and feature premium ingredients without any artificial sweeteners or ingredients. We use the healthy added benefits of nut butters in all of our products and offer something for all types of snackers! Whether you are looking for something packed with protein, keto friendly, vegan, dairy-free, or just something to take care of that sweet tooth, we got you.

THE GOOD NEWS

33% of US consumers say they are snacking on healthier foods this year compared to last year.



2018 iGen/Millennials are drawn to all natural snacks and products with added nutrition, including protein and vitamins.



77% Convenience is one of the most important factors when selecting a snack; 77% of snackers prefer ready-to-eat snacks over those you have to prepare.







Buff Bake products find the balance of benefit + flavor. Our kitchen uses clean, natural ingredients to create recipes that are protein fortified, gluten free, Non-GMO, lower in sugar & carbs, and a great source of energy, all while maintaining the rich flavor.

Consumers can shop our protein packed Crunchy Sandwich Cookies & our Keto Fuelbars with MCT Oil -- snacks that keep you feeling great while satisfying any craving.





PROTEIN
CRUNCHY COOKIES
FUELBAR
+MCT
12G PROTEIN
NON GMO
HORMONE FREE WHEY
GLUTEN FREE CERTIFIED
KOSHER CERTIFIED
NO SUGAR ALCOHOL
NUT BUTTER FILLING
12G PROTEIN
NON GMO
1g SUGAR
KETO FRIENDLY
PLANT BASED
4G NET CARBS
GLUTEN FREE CERTIFIED
KOSHER CERTIFIED
NO SUGAR ALCOHOL

Clean ingredient panel

For us, taste has always been our #1 priority which starts with the quality of our ingredients... Ingredients that when you read them, you understand what they mean. We believe in the benefits of healthy fats and that can been seen in the use of nut butter in our products. Our proteins are easily absorbed without the unnecessary bloating or stomach aches that traditional protein snacks may cause. Our gluten-free ingredients help deliver an optimal level of nutrients that leaves people feeling satisfied and fueled with energy for any activity.

Fuel for all - Anyone, anytime, anyplace


FUEL FOR ALL
ANYone, ANYtime, ANYplace. Buff Bake's protein snacks provide your body with the fuel it needs for any activity.

Buff Bake's better-for-you protein snacks provide your body with the fuel it needs for any activity. They are easy to pack and great on a hike, after the gym, at the office, or with your morning cup of coffee. Buff Bake truly is Fuel for All, with quality and deliciousness your entire family can count on.

Product

Leading by innovation in a tired nutritional set

Introducing...Buff Bake Protein Crunchy Cookies

Who knew protein could be so delicious... Well we did! These cookies were designed for the sweet tooth snacker in all of us. Only now you can polish off a pack of these and soothe your cravings while holding your head up high because an entire pack is only 220 calories and features 12g of Protein. Between each cookie is a delicious layer of natural nut butter to take these cookies to the next level.


PROTEIN CRUNCHY COOKIES
WITH NUT BUTTER FILLING
TOP SKU BY RANK
SNICKERDOODLE
PEANUT BUTTER CUP
BIRTHDAY CAKE
SWEET & SALTY
DOUBLE CHOCOLATE
PROTEIN CRUNCHY COOKIES


PROTEIN PACKED DELICIOUSNESS...
12G PROTEIN
GLUTEN FREE
NON GMO
• Filled with Nut Butter
• Natural Ingredients
• No Sugar Alcohol
• Newest Innovation to the Set
SRP:
$2.49 PER COOKIE,
$18.99 PER DISPLAY BOX (8)
PROTEIN
CRUNCHY COOKIES

Building a better bar

Better in every way! The FUELBAR is deliciously made with healthy fats, clean protein, and the Power of MCT oil which satisfies cravings while increasing your energy to burn more fat. Combining key ingredients with a focus on low carbs and sugar, the FUELBAR is built as a great addition to any diet, especially those seeking a Keto-friendly option.


FUELBAR
+MCT
TOP SKU BY RANK
COMING SOON
PEANUT BUTTER CACAO
CINNAMON CRUNCH
VANILLA ALMOND
COCONUT BLONDIE


WHY MCT OIL?
• Increases Energy Levels
• Improves Brain Function
• Promotes Weight Loss
• Suppresses Appetite
12G PROTEIN
KETO FRIENDLY
1g SUGAR
4g NET CARBS
MCT OIL
GLUTEN FREE
PLANT BASED
NON DAIRY
SRP: $2.79 PER BAR, $32.99 PER DISPLAY BOX (12)

Buff Bake's ingredient and nutritional panels can be seen here.

Traction

Strong sales, strong trends

We are focused on growing velocity within our winning accounts and our growing direct to consumer model.

A FEW OF OUR RETAILERS















amazon · Whole Foods Market · 7-Eleven · Sprouts Farmers Market · Publix · Wegmans

Sips + Snacks That Love You

DISTRIBUTION HIGHLIGHTS

NUMBER OF TOP ACCOUNT DOORS: 3,900 TOTAL NUMBER OF CURRENT US DOORS: 4,500

TOP ACCOUNTS	7-Eleven		Publix		Sprouts		Whole Foods Market		CVS pharmacy		Fairway		Mother's	
# DOORS	500		500		315		60		2,500		15		9	
	BAR	CRNCHY	BAR	CRNCHY	BAR	CRNCHY	BAR	CRNCHY	BAR	CRNCHY	BAR	CRNCHY	BAR	CRNCHY
# of SKU's		2		3		2		3		2	3	3	3	3

DISTRIBUTION HIGHLIGHTS

- **KeHe / UNFI:** Independent retailer doors continue to grow month over month – ***approximately 200 doors.***
- **Europa Sports / Muscle Foods:** Maintain our health & fitness base of retailers – **approximately 400 doors.**
- **7-Eleven:** Approved expansion of an additional 750 doors in Q4 2019, and has slated another 500 doors for Q1 2020.
- **Sprouts:** Our New Fuel Bar is under review as well as additional flavors in the sandwich cookies.
- **Whole Foods Global:** New Fuel Bar and Cookies under review.
- **H.E.B:** New Fuel Bar is under review.

Oh thank heaven

Buff Bake continues to see week over week growth at 7-Eleven and is positioned to grow throughout their North American locations. 7-Eleven has 9,000+ stores in the US and over 60,000 stores in 17 countries worldwide.

BUFF BAKE: SALES PERFORMANCE HIGHLIGHTS AT 7-ELEVEN

- ✓ Week over week sales velocity increases since June of 2018
- ✓ Strong franchisee penetration throughout Southern California
- ✓ November new door expansion availability of up to 1300 doors

7-Eleven Unit Sales through the Register per SLIN by Week (6/18/18 - 10/7/19)



Stores Selling - Southern California









BUFF BAKE: SALES PERFORMANCE HIGHLIGHTS AT WHOLE FOODS MARKET – SOPAC REGION
WHOLE FOODS MARKET
✓ Growing Sales in SoPac WFM region
✓ Increase in off shelf secondary placements outside nutrition bar aisle
✓ Under review in other WFM regions as well as the the cookie set
Check Stand
Center Store Dump Bin
Salad Bar Topper
PRESENCE
WFM Portal Summary Report
Buff Bake

















amazon
Buff Bake Fuel Bar + MCT | Keto Friendly | Plant Based | Gluten Free | 12g of Protein | 1g Sugar | 4g Net Carbs | Non Dairy | Vegan (12 Count, 50g) (Vanilla Almond, 12 Count)
by Buff Bake
17 ratings
Amazon's Choice
for "buff bake"

Setting a new trend for healthy snacks

Social media has been driving our community since 2015. We currently speak to around 240,000 followers across our social media channels are working with over 300 influencers and select brands to drive engagement and visibility. Currently Buff Bake is reaching millions of people a month through social media, influencer engagement, and digital advertising.





Nothing tastes as good as skinny feels except literally every bite of food that you put in your mouth.
GIVE-AWAY
BIZZY
granola

Social Media
• 250K+ FOLLOWERS ACROSS SOCIAL MEDIA CHANNELS
• 300+ NEW FOLLOWERS WEEKLY INSTAGRAM, FACEBOOK, PINTEREST, TWITTER
• HIGH ENGAGEMENT RATE
Influencers
• OVER 200 ACTIVE INFLUENCERS TALKING ABOUT BUFF BAKE
• BOTH FREE & PAID POST THAT DRIVE FOLLOWERS & SALES TO BUFFBAKE.COM
• MILLION MONTHLY IMPRESSIONS
Digital Advertising
buff bake
• INCREASE MONTHLY VISIBILITY & SALES VIA PAID ADVERTISING
• GEO TARGET CAPABILITY VIA SOCIAL MEDIA ADS and RETARGETING





Customers

Fueling the masses

Our target market of healthy and active 18-40+ year olds are loyal to our brand. By engaging customers and influencers on social media, and by utilizing review programs like Yotpo that track verified purchases and rewards those customers for sharing their review, we have been able to greatly multiply our growth through word of mouth.

REAL REVIEWS FROM REAL CUSTOMERS   ★ ★ ★ ★ ★ 570 Reviews ‹ ›

★ ★ ★ ★ ★ 07/04/19   ★ ★ ★ ★ ★ 08/17/19   ★ ★ ★ ★ ★ 07/03/19

Best protein cookies   **Love these little gems, hit**   **protein bars are great**


These protein cookies are our family's favorite breakfast. Delicious and convenient. We like the soft cookies best.
Elaine F.


Love these little gems, hit the spot when you feel like something sweet and crunchy without blowing your macros
Deborah B.


the protein bars tastes great, and the MCT oil is the cleanest energy you can get.
Andrew K.



Buff Bake makes healthy eating so delicious! Their flavors of cookies and bars are all so amazing! Sweet & Salty Crunchy is my favorite.

-Lindsay Dungey, NASM Certified Personal Trainer & Fitness Nutrition Specialist



As a trainer, I am always on the look out for snacks that use real ingredients, and are free from artificial sweeteners. Buff Bake is my go to recommendation for my clients looking for healthy snacks between meals, or something to sooth that sweet tooth.

-Annie Cooper, Certified Personal Trainer & Fitness Nutrition Specialist







08/24/19
Awesome
All of the cookies are great. Wish Buff Bake could find a way to keep up with demand for their products so they aren't sold out ev...
Read More
Teri S.
06/13/19
How are these so delish?
Seriously, if y'all aren't eating Buff Bake as snacks, why not?? Good clean satiating yumminess! My tiny human loves the cook...
Read More
Ashleigh H.
05/08/19
These are so good
I was skeptical about "another protein cookie" but thought I would give these a try. Wow..they are so much better than other prote...
Read More
Karen M.

Business Model

Through our key retail partnerships with 7-Eleven, Whole Foods, Sprouts, Publix, and with distribution partnerships with KeHE, UNFI, Muscle Foods USA, and Europa Sports we are selling products in over 4,000+ locations in the US.

Our goals for 2020 are focused around increasing our velocity in our current distribution, enhancing our ad spend to triple growth on Amazon and Direct to Consumer, and expand into the following retailers:











H-E-B
Kroger
TARGET
Walmart
PROTEIN
buff bake

Market

Tapping into the $700B health food market

Healthy eating is a growing trend in America. In fact, 33% of U.S. consumers reported they are snacking on healthy foods compared to previous years. The health food market is already a $700B+ industry and it's expected to grow at a CAGR of 6%.

In part, our target market is young women and men from 18-40+ years old who are leading or aspiring to lead a healthy and active lifestyle. Our clients are nutrition conscious that want delicious products, lower sugar and gluten-free alternatives to the options currently on the market. Between our capture of the protein, supplement, and health food industries, we are uniquely positioned to capitalize on a young, vibrant, healthy market demographic.

Our focus is separated into 4 main focus areas:

- Direct to Consumer / Amazon

- Convenience Channel

- Grocery Channel

- Health & Fitness / Gym Channel



Competition

We put taste before all else

Buff Bake is the only brand that has truly put taste before all else without the sacrifice of using artificial ingredients, sweeteners or excessive amounts of sugar. We have partnered with experienced veterans in the food space to thoughtfully build out our marketing, sales, and products and we have been very well received by our customers and retail buyers. Our Crunchy Protein Cookies are one of a kind featuring our proprietary protein nut butters sandwiched between the cookies. Finally ours bars check every box with deliciousness being priority number 1!

Here's how our bars stack up:



// BRAND COMPARISION: BARS

	FUELBAR	QUEST	CLIFF	LARA	RX	KIND	ONE
CALORIES	220	200	250	210	210	200	220
PROTEIN	12g	21g	9g	5g	10g	3g	20g
FAT	14g	9g	5g	11g	4g	12g	8g
NET CARBS	4g	4g	41g	19g	18g	19g	9g
SUGAR	1g	1g	22g	16g	15g	13g	1g
GLUTEN FREE	✓	✓	✗	✓	✗	✓	✓
NON-DAIRY	✓	✗	✗	✓	✗	✗	✗
NON-GMO	✓	✗	✓	✓	✗	✓	✗
VEGAN	✓	✗	✗	✓	✗	✗	✗
# OF INGREDIENTS	10	15	18	7	7	8	21
KETO	✓	✗	✗	✗	✗	✗	✗

Vision

Double our distribution by 2020

We're looking to secure accounts with Target, Walmart, HEB and Kroger, with the end goal of reaching 9,000 points of distribution (double our current number). This will help us get more products in the hands of consumers while reducing our COG's due to scale.

1. NEW Fuel Bar Flavors Launching Q1 2020

   ○ Coconut Blondie, Brownie, and a direct to consumer variety pack to enhance customer acquisition.

2. Product Line Expansion: New innovation around a soft baked cookie, proposed Q3 2020.

   ○ Low Carb, Low Sugar, Keto Friendly, and loaded with additional benefits.

3. Additional Skus focused around baked goods.

   ○ Donuts, muffins, pancake / waffle mixes.



Exit strategy in a highly acquisitive industry

Pepsi, Kellogg's, Hershey, General Mills are no longer in the business of building new brands. The reality is they could spend $50 million to create a new brand and it would come down to a coin flip as to whether or not the market will accept it. Instead, we have recently seen a shift in budgets from R&D to M&A. There have been a series of acquisitions in the past few years of healthy snack brands by the larger players. They are buying strong brands, authenticity, and innovation. Buff Bake is poised to capitalize on this trend in the next 3-5 years.

TARGET	BUYER	DATE	SALE PRICE
QUEST NUTRITION	ATKINS	AUG 19	$1B
RXBAR	Kellogg's	AUG 17	$600M
ONE	HERSHEY'S	AUG 19	$397M
PERFECT Bar	Mondelēz International	AUG 19	Undisclosed
Lenny & Larry's	LION CAPITAL	JUN 17	Undisclosed

Investors

Raised almost $1M to date

Buff Bake is surrounded and advised by several industry veterans that have worked with our team to shape our approach in driving sales distribution, marketing initiatives, and investment opportunities.

We have raised just under $1 Million in investment from:


af.
Accel Foods
Venture Fund
NYC
Undisclosed Strategic
Venture Fund
Dallas, TX
OMNIPRESENCE
Omnipresence
Strategic Investor/Broker Partner
Barrington, IL

Outside of these major investors, we have raised an additional $375,000 from friends and family and have bootstrapped the business to focus on growth and future opportunity.

Strategic partnerships built for success

Omnipresence is a division of our national sales brokerage team, Presence Sales and Marketing. Omni is a select group of brands chosen to take part in an equity for service arrangement.


WHAT IS OMNIPRESENCE
Omni is a division of Presence Sales & Marketing, The U.S most recognized brokerage team
Omnipresence is a selection of elite brands chosen for a service for equity investment model.
WHY
Allows companies to preserve and allocate cash to other areas of the business.
Creates an additional value stream for Presence and their 400 employees.
CURRENT PORTFOLIO
koia
spindrift
foodstirs
BOBO'S
RHYTHM
buff bake
Omnipresence
OMNIPRESENCE BY THE NUMBERS
Brands in the Omnipresence Portfolio
30% of all Omnipresence transactions $'s paid direcly to their employees.
Omnipresence is growing over 5x faster than the channel
Natural Channel +5.6% & Omnipresence brand +55% !
LIQUIDITY EVENTS
ZICO
Justin's
suja
EPIC
CHAMELEON COLD-BREW

Founders

 **MEET THE TEAM**



Brittany Boeckle
Co-Founder/Production
5 years of CPG experience
Extensively versed in product development
innovation, supply chain, and co-manufacturing relations.



Ryan Queen
Co-Founder/ VP Sales & Finance
5 Years of CPG experience
Agency owner of 16 years, specializing in
sales distribution and marking support focused in the
action sports channel.

Expertise in finance, HR, supply chain, and IT.



Chris Bernard
CEO
3 years of CPG experience 20+ Years of apparel &
sporting goods brand building experience, across
several brands in fashion, action sports, and
consumer electronics. Drove strategic marketing
initiatives & sales growth in excess of $28m annually

Expertise in sales, marketing, and creative at Buff Bake

PARTNERSHIP EXPERTISE



AccelFoods
Investment Advisory Team



Sales Brokerage and
Advisory Team



Legal Team



Accounting Team

Team



Chris Bernard   CEO



Ryan Queen   CoFounder - Sales & Finance



Brittany Boeckle   CoFounder - Product



AccelFoods .   Venture Fund



Omni Presence   National Sales & Brokerage



Anchin .   Accountants & Advisors



Nutter .   Legal

Perks

FAQ

**How do I earn a
return?**

We are using Republic's Crowd SAFE security. Learn how this translates into a return on
investment here.

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Buff Bake, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Buff Bake, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $8,500,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase

Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Crowd SAFE; or (2) issue to the Investor a number of shares of the CF Shadow Series of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall be equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

        (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

        (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving shares of the CF Shadow Series and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

        (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), and is not excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument.   The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.   The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investor's Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Diego, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Major Investor with at least ten (10) business days prior written notice ("**Notice**") of the First Equity Financing, including the price and terms thereof. Following such notice, the Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's securities.

(k)   In the event the Investor is a Major Investor, the Company shall provide the Major Investor with Notice, including the price and terms thereof, of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities**). The Major Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Major Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Major Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Major Investor in the manner provided in this clause. Failure by the Major Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BUFF BAKE, INC.

_____
By:
Name: Chris Bernard
Title: Chief Executive Officer
Address: 811 S Grand Avenue, Santa Ana, CA 92705
Email: chris@buffbake.com

INVESTOR:

_____
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [Date of Crowd SAFE] between Buff Bake, Inc., a Delaware corporation (the "*Company*") and [Investor Name] ("*Stockholder*"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC d/b/a Republic (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("*Holder*") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                           LLC d/b/a Republic
Date   Date

EXHIBIT F

Video Transcript

Buff Bake Video Transcript

Attention healthy snackers. The days of choking down chalky protein bars made with artificial sweeteners and a list of ingredients you can't pronounce are over. This is Buff Bake. We make protein packed snacks with premium ingredients that are gluten free, low in sugar, and put taste before all else. We believe eating healthy on the go should be as delicious as it is nutritious. Our crunchy protein cookies are an innovative product that is hand crafted through a process proprietary to Buff Bake. This product features four crunchy cookies, with our delicious nut butter sandwiched between them. Whether it's on-the-go, after a workout, or with a cup of coffee, these protein cookies can conquer any craving without the guilt. Buff Bake is committed to bringing innovative ideas to a market where every brand and product feels very similar. Our newest innovation seeks to redefine performance-based snacking. Introducing the fuel bar. These shelf-stable nut butter-based bars feature the power of MCT oil to help increase energy levels, improve brain function, speed up your metabolism, and help you control your appetite. All of this in a bar that delivers 12 grams of plant-based protein and only one gram of naturally occurring sugar while being low in net carbs and keto friendly.

With the investment we are looking to launch a new bar and cookie to our product line and focus on driving velocity with our current retailers like 7-Eleven Whole Foods and Sprouts as well as online with Amazon. We're in a space with extreme potential and we're one of the brands with a real chance if we get capital to support our rising growth and innovation in this marketplace. Together we can continue our mission to bring protein-packed deliciousness to the masses.